Mail Stop 0309

									May 3, 2005


Stevenson Management Group, Inc.
9750 Peace Way  #2090
Las Vegas, NV  89147


Re:  	Celtic Cross Ltd.
Form SB-2 Registration Statement
	File No. 333-123774


Dear Mr. Bouch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your document provides conflicting information about the state of your operations. For example:

* On pages 3 and 15, you state that you are in the business of providing travel and bookings and Timeshare rentals and sales;

* On page 3, you state that you have no revenue;

* On page 5, you state "There can be no assurance, that if the Company is able to generate increased revenues ...;"

* On page 17, you state that you do not own or lease any property at this time;

* In footnote 3 to the financial statements, you indicate that you own an interest in a timeshare property.

Please revise your entire document to provide a consistent description of the status of your operations. Your discussion should indicate that you intend to provide services that you currently do not provide. Additionally, it is not appropriate to discuss potential increases in revenues as you have not yet generated any revenues.

2. Please provide us with a supplemental analysis supporting your determination that you are eligible to use Form SB-2, rather than Form S-11. Your analysis should address your interest in the timeshare property and your intention to acquire more timeshare interests.

Prospectus Summary

3. The information you have included in the summary does not provide a balanced picture of the company`s current operations. Please revise to clarify that you have not actually engaged in any operating activities to date, quantify your net losses and disclose that your auditors have issued a going concern opinion.

4. Please be more explicit about what the company`s intended business activities are. It appears that the "business of providing travel bookings" is more aptly described as a travel agency, but it is not clear what you mean when you refer to the business of providing "timeshare rentals and sales." Does this mean that you will be acting as a property manager, selling real estate or a landlord? You need to provide a better description of your proposed activities and how you anticipate earning revenue from them. The description included here should be brief, but informative, with a more detailed explanation provided in the "Business" section of the document.

5. You say that you have sufficient cash to meet your short-term needs. Please expand the disclosure to briefly describe these short term needs and disclose how long you expect your current cash to last. Also, briefly describe your long-term goals and financial needs, identify the time period involved and quantify the disclosure to the extent practicable. The Business section and Management`s Discussion and Analysis or Plan of Operation should be expanded to provide a more comprehensive discussion of both the short-term and long-term goals and financial needs that are summarized here.

Capital and Liquidity - page 4

6. Please revise this section to include a discussion of the note outstanding entered into to finance the property owned.

 Risk Factors - page 4

7. In this section and elsewhere in the registration statement you state that you "cannot assure you that," "there can be no assurance that," and "there is no assurance that," various things will or will not happen. Statements such as these are legalistic and redundant.
Please delete them. Instead, please be certain that you have adequately explained why you cannot make the assurance or prediction.

8. Additionally, describe the consequences if the event(s) that you cannot assure or predict will occur do not occur. For example:

* On page 5, you state that there can be no assurance that if the company is able to generate increased revenues, that management will be able to manage such growth. Please revise to discuss the consequences if it cannot.

9. Your risk factor subheadings are simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. You will need to revise them so that they do. In addition, the subheading should accurately summarize the content of the body of the risk factor, and be written in sentence format with proper sentence capitalizations.

10. It isn`t clear whether the next to last paragraph on page 4 is intended to be a risk factor. Please revise the paragraph so that it is a specific risk factor under an appropriate subheading. Also, expand the information to provide a more detailed explanation of the broker/dealer`s obligations and a more robust discussion of the potential adverse consequences of an investment in a penny stock.

11. Please revise to include a separate risk factor disclosing the going concern opinion issued by your auditor. The risk factor should discuss the effects the opinion may have on your ability to raise capital.

Limited Operating History; Lack of Operating Revenue; Early Stage of
Exploration - page 5

12. In this risk you refer to "directors." However, elsewhere in the document you indicate that there is only one director. Please revise the risk factor to identify the director/manager by name. Also, this individual appears to live in the United Kingdom, while the company`s offices are located in the state of Washington, so it is unclear how he conducts the business. To the extent that the fact that the company is being run by a sole director that resides overseas presents a risk, please revise to discuss the risk and potential consequences. It may be necessary to add a separate stand alone risk factor. If you believe that this situation does not present a risk, please provide a supplemental explanation.

13. You say that the company is subject "to all the risks inherent in the creation of a new business." This statement is too vague and abstract to be informative to a potential investor. Please expand the discussion to specifically describe what these risks are as well as their potential adverse consequences. Also, please more fully describe what activities are included under the categories of "organizational activities," "prospect development" and "acquisition of leasehold interests."

14. Please quantify your losses in this discussion.

We Are Dependent Upon Financing Activities to Fund Our Operations
-
page 5

15. Please quantity the amounts you received from each of the private placements and the dates you received the funds. Also discuss what you have used the funds for, quantifying the sums spent on each purpose. You should also discuss the amount of funds that will be necessary in order to implement your plans, and how, specifically you plan on acquiring the funds.

16. Please explain what the term "develop the concept" means in this context. It is not clear what activities this term is intended to include.

17. In the last sentence, you state if you are unable to raise capital, you will have to "scale back" your operations. It does not appear that you currently have any operations. Please eliminate any suggestion that you do. However, if you are in fact operating, please be specific about what your operations consist of and which operations would be curtailed if you are unable to raise capital.

We are Dependent upon Certain Officers, Key Employees, and
Consultants - page 5

18. Disclosure elsewhere in the document indicates that you only have one officer, who is also your sole director, and no employees. It is also unclear what consultants you are referring to. Please revise the subheading to name the sole officer you are relying on and eliminate the suggestion that other persons are involved. If there are in fact, other employees, disclose how many there are and what services they perform, and reconcile this disclosure with the information provided elsewhere in the document. Also, identify the consultants, describe your arrangements with them, and describe the services they are performing.

We are Thinly Staffed - page 6

19. This risk factor appears to be the same risk discussed in the risk factor immediately above it. Please combine the risk factors and eliminate the overlap and inconsistencies.

The Travel and Timeshare Industry Is Highly Competitive, and We
Are
At a Competitive Disadvantage - page 6

20. Currently, the risk factor does not include an adequate factual context for analyzing the competitiveness of your proposed business.
Please provide a reasonably detailed explanation of what the "travel and timeshare industry" consists of, how many competitors you will have and what you will need to do to compete successfully.

Other Risks Relating to the Common Stock - page 6

21. We do not understand your references to sales under Rule 144 since it does not appear to us to be applicable to sales of any of your shares. If you continue to include references to Rule 144 in your amended filing, please provide us with your analysis of the legal basis for your belief that the rule is available for sales of your securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock. - page 6

22. Please revise the disclosure to identify and briefly discuss any additional issuances of common stock that you may be contemplating.

We have Not Paid Any Dividends and Do Not Expect To Pay Dividends
In
the Near Future - page 7

23. Your statement that you do not intend to pay dividends is a fact, not a description of a risk and its potential adverse consequences.
If the risk is that an investor will have to rely on an increase in the price of the stock to profit from his or her investment, say so.
If that is the risk, then a potential adverse consequence is that the investor may not be able to sell the stock for more than he or she paid for it, or may not be able to sell it at all. Please revise the risk factor and subheading accordingly. The revised disclosure should be specific to an investment in your particular company, as opposed to any company in general.

Selling Shareholders - page 8

24. Most of your investors appear to reside in England. Please expand your discussion in the plan of distribution to be more specific about how these investors will sell their shares in the U.S.
OTC market.

25. Please provide the name and address of the natural person having beneficial ownership of the securities being sold by the Chancery Lane Investment Group Inc. Tell us whether this entity and natural person are broker/dealers or affiliates of a broker/dealer. If any of the selling shareholders are broker/dealers, please state that these selling shareholders are underwriters. If any of the selling shareholders are broker/dealers, please state that they purchased in the ordinary course of business and have no agreements to distribute the securities. If you are unable to make these representations, then the affiliates of broker/dealers should also be identified as underwriters.

26. Please provide a brief discussion explaining how the selling shareholders came to be investors in your company.

Plan of Distribution - page 10

27. Please tell us why you have identified the selling shareholders as "underwriters."

28. Expand the disclosure to include a brief description of the applicable provisions of Regulation M.

Directors, Executive Officers, Promoters and Control Persons -
page
11

29. Please delete Mr. Murphy from the table as he was not an officer or director at the time you filed the registration statement.

Description of Business - page 15

30. Under "General," please provide a more detailed explanation of what the business of "providing travel bookings and timeshare rentals and sales" will consist of. Also discuss your planned timeline for commencing business operations.

31. Please provide us with a copy of the document you are relying on for the statistical information included in the last paragraph of page 15 and the first paragraph of page 16. Please mark the document to show the location of the specific information you have included in this prospectus. We may have further comment after reviewing it.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

32. Please explain the meaning of "cross-selling programs of various
Timeshare brands" and "add-on acquisitions."

33. Refer to Item 303(a) of Regulation S-B. Please ensure that the following items are addressed in the plan of operations discussion:

* The length of time the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months;

* Any expected purchase or sale of plant and significant equipment;
and

* Any expected significant changes in the number of employees.

In discussing the above, please also disclose the fact that there is doubt about the company`s ability to continue as a going concern and your plans to overcome the financial difficulties.

Description of Property - page 17

34. You say that the company doesn`t own or lease any property at this time. However, footnote 3 to the financial statements indicates that the company owns an interest in a timeshare property located in
Las Vegas. Please reconcile the discrepancies and provide the information about the property specified in Item 102 of Regulation S-
B.

Executive Compensation - page 19

35. We note here and under Description of Property on page 17 that no consideration is paid for executive services or office space provided. Please tell us how the company considered Staff Topic 1B(1) in determining the accounting treatment applied to these transactions.

Notes to Financial Statements, page 27

3.  Long-term Liabilities, pages 28-29

36. We note that the company purchased a property that it intends to rent or sell. Please explain to us why the company is not depreciating this rental property. Please provide specific references to any applicable authoritative literature that supports the accounting treatment being applied by the company.

5.  Going Concern Considerations, page 30

37. The disclosure related to the company`s ability to continue as a going concern does not appear to adequately address management`s plan to remove the threat to the continuation of the business. Please revise this discussion to include management`s plan related to this issue. Refer to FRC 607.02.

Signatures - page 37

38. Please revise the signature page to identify the controller or chief accounting officer and provide the appropriate signature.

Exhibit 5 - Legal Opinion

39. Since the securities are currently outstanding and are being registered for resale, please provide a legal opinion that the securities are validly issued, fully paid and non-assessable, rather than an opinion that the securities will be validly issued, fully paid, and non-assessable when they are distributed pursuant to the registration statement.



*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or James Atkinson at
(202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary
Fraser
at (202) 551-3609, or me at (202) 551-3710 with any other
questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director




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Stevenson Management Group, Inc.
Celtic Cross Ltd.
May 3, 2005
Page 9